Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0001

November 2, 2017

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

SailPoint Technologies Holdings, Inc.

11305 Four Points Drive, Building 2, Suite 100

Austin, Texas 78726

Christopher Schmitt, Senior Vice President and General Counsel

Telephone: (512) 664-8739

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FEDERAL EXPRESS AND ELECTRONIC MAIL

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 27, 2017
File No. 333-221036

Ladies and Gentlemen:

Rule 83 Confidential Treatment Request by SailPoint Technologies Holdings, Inc.

Set forth below is the response of SailPoint Technologies Holdings, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2017, with respect to correspondence submitted by the Company relating to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-221036, filed with the Commission on October 27, 2017. For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

SailPoint Technologies, Inc.     |     www.sailpoint.com

11305 Four Points Drive, Building 2, Suite 100     |     Austin, Texas 78726     |     T 512.346.2000

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0002

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation, page 84

1.	We have reviewed your letter dated October 27, 2017. We note that the fair value of your common stock underlying your stock options decreased from May 26, 2017 to September 28, 2017. Please explain how this decrease relates to the fundamental economics of your business over this time period and the company-specific events contributing to the significant increase in the fair value of your common stock underlying the options granted on September 28, 2017 to the midpoint of the IPO price range. Also, to the extent material, tell us whether you considered reassessing the fair value of your common stock underlying the options granted on September 28, 2017 considering the proximity of such grants to your IPO.

RESPONSE:

Prior to commencing preparations for a potential initial public offering, the Company granted options with an exercise price per share equal to the fair value of the Company’s common stock as determined by the Company’s board of directors (the “Board”), taking into account several factors, including, but not limited to, the Company’s financial condition, the present value of expected future cash flows and the market value of stock or equity interests of comparable companies within the knowledge of the Board. A central piece of this valuation analysis was a consistently prepared common stock valuation methodology utilizing a guideline company method. For this method, the Board selected a guideline company group consisting of publicly traded companies the Board considered to be comparable to the Company. The guideline company group was regularly evaluated to ensure the group of companies continued to be comparable to the Company. At each Board meeting at which options were granted prior to September 28, 2017, the Board determined the fair value of the Company’s common stock as described above and granted options with an exercise price equal to the current fair value determination.

As part of the Company’s preparations for a potential initial public offering, the Company elected to retain a valuation firm to prepare a valuation of the Company’s common stock applying valuation methodologies consistent with guidance in the American Institute of Certified Public Accountants Accounting & Valuation Guide titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation” and applying a probability-weighted expected return method to determine the fair value of a share of the Company’s common stock as of July 31, 2017 (the “July 2017 Valuation”). The July 2017 Valuation was not materially different than the prior valuations. Each of them determined an enterprise value for the Company using the guideline company method and applied a revenue multiple. Because the fundamentals of the Company’s economics did not change materially from the Company’s expectations between May 26, 2017 and September 28, 2017, no material difference in the enterprise value was expected. Nor has the Company identified any Company-specific events driving a change in the valuation of the Company’s common stock during the same period. The Company attributes the decrease in the fair value of a share of the Company’s common stock from May 26 to September 28, 2017 to the weight given to the July 2017 Valuation, which determined that the fair value and fair market value of one share of common stock of the Company was reasonably represented as $3.49, on a minority, nonmarketable basis.

The managing underwriters in the Company’s initial public offering have communicated to the Company that they expect the proposed price range for the Company’s common stock to be $[***] to $[***]

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0003

per share.1 The Company acknowledges the material change in the fair value as of September 28, 2017 and the anticipated mid-point of the offering range. The Company believes such difference in fair value is driven by the material change in the profile of the Company that would occur upon the consummation of an initial public offering, although the Company acknowledges that quantifying the change in the Company’s profile can be challenging. Specifically, the Company was highly leveraged and had a substantial and accruing liquidation preference senior to its common stock, resulting in a higher cost of capital, which drove at least in part the discount relative to guideline company multiples. The Company assumed the consummation of a sale of the Company was more likely than the consummation of an initial public offering, which led to a modest reduction in the fair value of the Company’s common stock. In addition, the Company was a private company without a market for its stock, which drove the illiquidity discount.

In addition to the qualitative factors described above, the Company believes that quantitative changes in the July 2017 Valuation help explain the difference between the September 28, 2017 fair value and the anticipated mid-point of the range. In particular, the amount of the various discounts applied in the July 2017 Valuation would no longer be appropriate upon the completion of the Company’s initial public offering. The Company believes that by reversing the discounts applied in the July 2017 Valuation, the difference between fair value as of September 28, 2017 and the anticipated mid-point of the offering range would be substantially or entirely eliminated. To illustrate the quantitative effect of the various discounts in the July 2017 Valuation, it is helpful to compare the equity value as of July 31, 2017 as reflected in the July 2017 Valuation with the implied equity value of the Company assuming the initial public offering price is the same as the anticipated mid-point of the offering range. In the July 2017 Valuation, the enterprise value of the Company before applying any discounts and after subtracting cash, debt and aggregate preferred stock preference was $[***] million. Based on the assumed $[***] mid-point of the offering range and the assumed offering size, the Company’s pre-offering valuation net of cash and debt and assuming conversion of the preferred stock into common stock (and without giving effect to any of the discounts applied in the July 2017 Valuation) would be approximately $[***] million.

Because of the material change in the fair value as of September 28, 2017 and the anticipated mid-point of the offering range, the Company has considered reassessing the fair value of its common stock underlying the September 28, 2017 option grants given the proximity to the Company’s anticipated initial public offering. Because the Company believes its determination of fair value was appropriate, it does not believe a reassessment of the fair value of the Company’s common stock as of September 28, 2017 is warranted. In addition, even if the Company were to reach a different conclusion, the Company does not believe a reassessment would be material. The Company has determined that even if it determined the appropriate fair value as of September 28, 2017 to be $[***] (the anticipated mid-point of the range), the additional expense associated with the September 28, 2017 option grants that would be required to be reflected in its quarterly financials for the period ended September 30, 2017 would be $66 thousand and the additional expense over the four-year life of the September 28, 2017 option grants would be approximately $88 thousand per quarter. The Company has determined that even if it determined the appropriate fair value

1        The Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. Accordingly, such proposed price range may differ in the actual preliminary prospectus for the offering. Prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0004

as of September 28, 2017 to be $[***] (which is higher than the anticipated high end of the range), the additional expense associated with the September 28, 2017 option grants that would be required to be reflected in its quarterly financials for the period ended September 30, 2017 would be $88 thousand and the additional expense over the four-year life of the September 28, 2017 option grants would be approximately $117 thousand per quarter. The expense was calculated using a Black-Scholes calculation, which assumed no change in the exercise price from the September 28, 2017 fair value but applied a fair value calculation of $[***] and $[***], respectively.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Chris Schmitt, Senior Vice President and General Counsel, SailPoint Technologies Holdings, Inc., 11305 Four Points Drive, Building 2, Suite 100, Austin, Texas 78726, before it permits any disclosure of the bracketed information in this letter. Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the bracketed information contained in this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the self-addressed, stamped envelope provided.

* * * * *

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0005

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Paul R. Tobias of Vinson & Elkins L.L.P. at (512) 542-8450.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Christopher Schmitt
Name:	Christopher Schmitt
Title:	Senior Vice President and General Counsel

cc:	Mark McClain, Chief Executive Officer, SailPoint Technologies Holdings, Inc.

Paul R. Tobias, Vinson & Elkins L.L.P.

J. Wesley Jones, Vinson & Elkins L.L.P.

Lanchi Huynh, Vinson & Elkins L.L.P.

Kenneth J. Gordon, Goodwin Procter LLP

Joseph C. Theis, Goodwin Procter LLP